March 23, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Paul Monsour, Staff Attorney

Re:	Annie’s, Inc.
Registration Statement on Form S-1
File No. 333-178270

Ladies and Gentlemen:

The undersigned, being the registrant with respect to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), Annie’s, Inc. (the “Company”), and the representatives of the several underwriters of the offering of the Company’s securities pursuant to the Registration Statement, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, wish to advise you that in connection with the Registration Statement, the following number of Preliminary Prospectuses dated March 16, 2012 were distributed during the period beginning on March 16, 2012 and through the date hereof:

Preliminary Prospectus dated March 16, 2012

Approximately 6,285 to the underwriters and others

We further advise you that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully request that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on March 27, 2012, or as soon as possible thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Stephen Palmer ((617) 951-9211) or John Cushing ((617) 261-3268) of K&L Gates LLP, counsel to the Company, as soon as the Registration Statement is declared effective.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ANNIE’S, INC.

By:	/s/ John Foraker
Name:	John M. Foraker
Title:	Chief Executive Officer

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeffrey C. Ponko
Name:	Jeffrey C. Ponko
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jill Woodworth
Name:	Jill Woodworth
Title:	Managing Director

[Signature Page to Acceleration Request]

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